OD 11/15/13

SECU... 13026248 ...ION

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SEC MAIL PROCESSING
RECEIVED
OCT 3 1 2013
WASH, D.C.
193
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitehall - Parker Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Pacific Avenue Second Floor
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Loo 415 421 5935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Stephenson An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

515 N Sepulveda Blvd. Suite A (Address) Manhattan Beach (City) CA (State) 90266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 11/22/13

GD 11/21/13

OATH OR AFFIRMATION

I, Robert Yu Loo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitehall - Parker Securities, Inc., as of August 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30th day of October, 2013, by Robert James Yu Loo proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

President

Title

ANTONIO LOCATELLI
Commission # 1964358
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2013

WHITEHALL-PARKER SECURITIES, INC.

477 Pacific Ave., Second Floor

SAN FRANCISCO, CALIFORNIA 94133

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whitehall-Parker Securities, Inc.
San Francisco, California

Report on the Financial Statements

I have audited the accompanying financial statements of Whitehall-Parker Securities, Inc.(a California corporation) which comprise the statement of financial condition as of August 31, 2013 and the related statements of revenue and expenses, changes in cash flows, and changes in stockholders' equity for the year then ended, and the related notes to the financial statements. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitehall-Parker Securities, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report Issued in Accordance with SEC Rule 17a-5

In accordance with SEC Rule 17a-5, I have also issued a report dated October 29, 2013 on my consideration of Whitehall - Parker Securities, Inc.'s internal accounting control. The purpose of this report is to describe the scope of my testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. This report is an integral part of an audit performed in accordance with SEC Rule 17a-5 and should be considered in assessing the results of my audit.

Manhattan Beach, California
October 29, 2013

Whitehall-Parker Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

August 31, 2013

ASSETS

CURRENT ASSETS		
Cash		$ 45,430
Receivables		
Commissions		75,016
Total current assets		120,446
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 1,365	
Less accumulated depreciation	1,365	-
OTHER ASSET		
Deposit		3,000
		$123,446

LIABILITIES

CURRENT LIABILITIES		
Accounts payable		$ 81,148
Income taxes		1,675
Total current liabilities		82,823
STOCKHOLDERS' EQUITY		
Common stock (5,000 shares authorized, 800 shares issued and outstanding, $10 par value each)	$ 8,000	
Retained earnings	32,623	40,623
		$123,446

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

STATEMENT OF REVENUE AND EXPENSES

For the year ended August 31, 2013

REVENUE		
Commissions		$1,539,204
OPERATING EXPENSES		
Salaries and commissions	$1,385,942	
Administrative	35,454	
Charitable contributions	1,165	
Insurance	14,519	
Legal and accounting	17,927	
Office expense	18,133	
Payroll taxes	7,302	
Rent	41,800	
Telephone	6,511	(1,528,753)
Income from operations		10,451
INCOME TAXES		
Income tax benefit		6,356
NET INCOME		$ 16,807

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended August 31, 2013

Cash flows from operating activities	
Cash received from customers	$1,562,222
Cash paid to suppliers and employees	(1,537,391)
Income tax refund	9,024
Net cash provided by operating activities	33,855
Cash flows from investing activities	
Net cash (used in) investing activities	-
Cash flows from financing activities	
Dividends paid	(26,500)
Net cash (used in) financing activities	(26,500)
Net increase in cash	7,355
Cash at September 1, 2012	38,075
Cash at August 31, 2013	$ 45,430
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 20,855
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in:	
Commissions receivable	15,183
Prepaid expenses	8,829
Increase (decrease) in:	
Accounts payable	(8,639)
Income taxes payable	1,675
Net cash provided by operating activities	$ 33,855

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2013

	Common Stock	Retained Earnings	Total
Balance at September 1, 2012	$ 8,000	$ 42,316	$ 50,316
Dividend paid		(26,500)	(26,500)
Net income for the year	-	16,807	16,807
Balance at August 31, 2013	$ 8,000	$ 32,623	$ 40,623

The accompanying notes are an integral part of this statement.

Whitehall-Parker Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

August 31, 2013

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Whitehall-Parker Securities, Inc. was incorporated February 1, 1982 under the laws of the State of California. The Company is a broker dealer registered with the Securities and Exchange Commission.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6 ⅔% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2013, the Company had complied with both requirements.

3. The company's management considers all receivables to be collectible at August 31, 2013. Therefore, no allowance for doubtful accounts is required.

4. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the modified accelerated cost recovery method (MACRS).

5. Income tax returns have not been examined by governmental agencies since the Company's inception.

6 For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2013 there were no cash equivalents.

7. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

8. Management has evaluated subsequent events through October 29, 2013, the date the financial statements were available to be issued.

Whitehall-Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

August 31, 2013

NET CREDITS	
Shareholders' equity	$ 40,623
DEBITS	
Non allowable assets	25,351
NET CAPITAL	$ 15,272
6 2/3% of aggregate indebtedness amount or $5,000, whichever is greater	6,743
EXCESS NET CAPITAL	$ 8,529

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2013

Net capital per unaudited Focus Report II A		$ 20,947
Adjustments		
Income taxes payable	$ (1,675)	
FINRA RIA accrual	(4,000)	(5,675)
Net capital per audit report		$ 15,272

Whitehall-Parker Securities, Inc.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2013

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

Whitehall-Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2013

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(ii).

PART II

Whitehall-Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

August 31, 2013

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Board of Directors
Whitehall-Parker Securities, Inc.

REPORT BY INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

In planning and performing my audit for the financial statements of Whitehall-Parker Securities, Inc. (the "Company") for the year ended August 31, 2013, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected and corrected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions or Rule 15c3-3 as of August 31, 2013 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Manhattan Beach, California
October 29, 2013

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Whitehall-Parker Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2013, which were agreed to by Whitehall-Parker Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Whitehall-Parker Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Whitehall-Parker Securities, Inc.'s management is responsible for the Whitehall-Parker Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the detailed list of checks in the check register noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31. 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2013 noting a difference of $2,003 less on line 2a.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, of which there were none, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, of which there were none, supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

ROBERT STEPHENSON
An Accountancy Corporation

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

October 29, 2013